Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
GenOn Energy, Inc.:
We consent to the use of our report dated March 1, 2011, with respect to the consolidated balance sheets of GenOn Energy, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
Houston, Texas
March 29, 2011